UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of August 2014
_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Electric Company, Ltd
No. 168 Nanhai Avenue (Building No. 7),
Haikou Free Trade Zone
Haikou, Hainan, People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes     ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated August 12, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated:  August 13, 2014

Exhibit No.	Description

1.	Press Release dated August 12, 2014

Jinpan International Reports Second Quarter 2014 Financial Results

* Second quarter revenue increased 12.0% year-over-year to $65.7 million

* Second quarter operating income increased 18.9% to $6.4 million, or 9.8% of sales

* Second quarter net income increased 20.6% year-over-year to $5.3 million, or $0.32 per share

* Reiterating Fiscal 2014 earnings outlook; net income expected to be in the range of $18.2 million to $19.1 million, or $1.09 to $1.14 per share, reflecting 10-15% earnings growth

Carlstadt, N.J., August 12, 2014 - Jinpan International Limited (Nasdaq: JST), a leading designer, manufacturer, and distributor of cast resin transformers, today reported unaudited consolidated financial results for the second quarter ending June 30, 2014.

Second Quarter 2014 Results

Net sales for the second quarter were $65.7 million, a 12.0% increase from $58.7 million in the same period last year.  Sales growth was driven by an increase in sales of VPI transformers to one of our OEM customers and a substantial increase in the sales of switchgears and unit substations to our customers in China.

In the second quarter, China sales increased 10.2% year-over-year to $55.8 million, or 84.9% of net sales, compared to $50.6 million, or 86.3% of net sales, in the same period last year. Sales outside of China for the quarter increased 23.2% year-over-year to $9.9 million, or 15.1% of net sales, compared to $8.0 million, or 13.7% of net sales for the same period last year.

Sales to OEM customers increased 5.0% year-over-year to $11.8 million, or 17.9% of net sales, compared to $11.2 million, or 19.1% of net sales in the same period last year.

Gross profit in the second quarter increased 7.9% year over year to $22.0 million from $20.4 million in the same period last year.  Second quarter 2014 gross profit margin was 33.5%, compared to 34.8% in the prior year period. Gross margin for the quarter was within our expectations.  The decrease from the same period last year was due to an increased mix of sales of switchgear and unit substation products which typically carry a lower margin, but offer higher unit pricing and present substantially larger addressable markets to Jinpan.

Selling and administrative expenses in the second quarter were $15.6 million, or 23.7% of net sales, compared to $15.0 million, or 25.5% of net sales in the same period last year.  Selling and administrative expenses increased slightly from the same period last year due to higher sales volume, increased costs associated with the establishment of the Guilin plant, and increased research and development expenses.

Operating income for the second quarter increased 18.9% to $6.4 million, or 9.8% of net sales, from $5.4 million, or 9.2% of net sales, in the same period last year.

Net income for the second quarter increased 20.6% to $5.3 million, or $0.32 per diluted share, compared to $4.4 million, or $0.26 per diluted share, in the same period last year.  Second quarter net income, as a percentage of net sales, was 8.0% compared to 7.5% in the same period last year.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan International, stated, “We are pleased with our second quarter results, which reflected a continuation of the positive trends we have seen in previous quarters.  Our team continued the strong execution of our strategic plan and produced encouraging results.  Our expanded production capacity and productivity improvements drove double-digit revenue growth for the fourth consecutive quarter, with quarterly operating margins approaching double-digits.”

“We made excellent progress with our product diversification strategy.  Sales of switchgear and unit substations increased 86% year-over-year and constituted 18% of our total sales.  These products provide Jinpan with access to substantially larger addressable markets relative to our core dry-type transformer market.”

“Sales to our OEM customers continued to increase and diversify.  During the quarter, we supplied dry type transformers to our OEM customers for wide range of applications.  Our strategy remains focused on expanding our business with the six OEM customers with whom we have qualified.”

“Within China, we generated double-digit sales growth, despite mixed end markets.  We remain well-positioned within key market segments, benefitting from strong growth in renewable energy and rail transportation and stable demand from the industrial sector, which offset weakness within the residential construction markets.  We believe our product quality, manufacturing capacity, and cost structure enable us to compete in a slower-growth environment and capture market share over time.  At the end of June, our backlog equaled $119 million, up 0.8% from the first quarter of 2014.”

Balance Sheet

As of June 30, 2014, the Company had $18.8 million in cash and cash equivalents, restricted cash, and short term investments, compared to $30.8 million as of December 31, 2013. The Company’s accounts receivable on June 30, 2014 totaled $150.9 million, compared to $144.6 million as of December 31, 2013.   Total bank loans outstanding at June 30, 2014 were $41.7 million, compared to $43.1 million at December 31, 2013.

Financial Outlook

The Company reiterates its guidance for the full year 2014, projecting revenue and earnings growth of approximately 10% to 15% compared to 2013.  Net sales are expected to be in the range of $248 million to $260 million and net income is expected to be in the range of $18.2 million to $19.1 million, or $1.09 to $1.14 per share.

Conference Call Information

Jinpan’s management will host a conference call and webcast on Tuesday, August 12, 2014, at 8:30 a.m. Eastern Time.  Listeners may access the call by dialing 1-888-791-4321 (toll free) or 1-913-312-0951 (international).  A webcast will also be available via http://public.viavid.com, with event ID: 110498.  A replay of the call will be available through August 19, 2014, by dialing 1-877-870-5517, access code 9776188.

ABOUT JINPAN INTERNATIONAL

Jinpan International Limited (NASDAQ: JST) designs, manufactures, and markets electrical control and distribution equipment used in demanding industrial applications, utility projects, renewable energy installations, and infrastructure projects.  Major products include cast resin transformers, VPI transformers and reactors, switchgears, and unit substations.  Jinpan serves a wide range of customers in China and reaches international markets as a qualified supplier to leading global industrial electrical equipment manufacturers. Jinpan’s four manufacturing facilities in China are located in the cities of Haikou, Wuhan, Shanghai and Guilin.  The Company was founded in 1993.  Its principal executive offices are located in Haikou, Hainan, China and its United States office is based in Carlstadt, New Jersey.  For more information, visit www.jinpaninternational.com.

Safe Harbor Regarding Forward Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors are listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2013 and our subsequent reports on Form 6-K.  Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact Information:

At Jinpan International Ltd.: Mark Du Chief Financial Officer (201) 460-8778	At Tobin Tao & Company, Inc.: Mark Tobin (949) 870-9778 jinpan@tobintao.com

FINANCIAL STATEMENTS FOLLOW:

Jinpan International Limited and Subsidiaries
Consolidated Statements of Comprehensive Income (unaudited)
For the Three and Six Month Periods Ended June 30, 2014

	Three months ended		Six months ended
	June 30		June 30

	2014	2013	2014	2013
(In thousands, except number of shares and per share data)	US$	US$	US$	US$

Net sales	65,712	58,664	107,028	93,836
Cost of Goods Sold	(43,697)	(38,266)	(72,223)	(61,718)
Gross Margin	22,015	20,398	34,805	32,118

Operating Expenses
Selling and administrative	(15,579)	(14,983)	(26,430)	(25,354)
Operating income	6,436	5,415	8,375	6,764

Interest Expenses	(611)	(494)	(1,219)	(762)
Other Income	532	274	963	646
Income before income taxes	6,357	5,195	8,119	6,648

Income taxes	(1,073)	(815)	(1,318)	(1,125)
Net income after taxes	5,284	4,380	6,801	5,523

Other comprehensive income (loss)
Foreign currency translation adjustment	(4)	3	12	(1)
Total comprehensive income	5,280	4,383	6,813	5,522

Earnings per share
-Basic	US$0.33	US$ 0.27	US$0.42	US$ 0.34

-Diluted	US$0.32	US$ 0.26	US$0.41	US$ 0.33

Weighted average number of shares
-Basic	16,231,769	16,195,466	16,231,769	16,195,466

-Diluted	16,637,117	16,653,563	16,645,156	16,654,661

Jinpan International Limited and Subsidiaries
Consolidated Balance Sheet

	(Unaudited)	(Audited)
	June 30, 2014	December 31, 2013
(In US$ thousands, except number of shares and per share data)
Assets
Current assets:
Cash and cash equivalents	13,245	24,582
Restricted cash	862	1,316
Short-term investment	4,713	4,920
Notes receivable	11,918	15,802
Accounts receivable, net	150,947	144,606
Inventories, net	41,737	33,614
Prepaid expenses	6,868	4,204
Land use right	377	377
Deferred tax assets	2,464	2,119
Other receivables	8,101	6,891
Total current assets	241,232	238,431

Property, plant and equipment, net	75,314	75,601
Construction-in-progress	1,647	3,787
Land use right	14,584	14,840
Goodwill	13,692	13,818
Other assets	84	90
Deferred tax assets	34	34
Total assets	346,587	346,601

Liabilities and shareholders' equity
Current liabilities:
Short-term bank loans	9,263	11,101
Accounts payable	28,920	27,013
Notes Payable	10,917	10,498
Income tax payable	1,618	2,516
Advances from customers	13,037	14,207
Other liabilities	27,825	30,339
Total current liabilities	91,580	95,674
Commitments and contingencies
Long term liability:
Deferred Income	4,737	4,785
Long Term bank loans	32,409	31,998
Total Liabilities	128,726	132,457

Shareholders' equity:
Convertible preferred stock, US$0.0045 par value:
Authorized shares - 2,000,000
Issued and outstanding shares – none in 2014 and 2013		-
Common stock, US$0.0045 par value:
Authorized shares – 40,000,000
Issued and outstanding shares –16,418,456 in 2014 and 2013	74	74
Common stock-warrants	-	-
Additional paid-in capital	37,855	37,693
Reserves	13,099	12,849
Retained earnings	142,124	136,874
Accumulated other comprehensive income	24,977	26,937
	218,129	214,427
Less: Treasury shares at cost,
Common stock –135,488 in 2014 and 138,306 in 2013	(268)	(283)
Total shareholders' equity	217,861	214,144
Total liabilities and shareholders' equity	346,587	346,601

Jinpan International Limited and Subsidiaries
Consolidated Statement of Cash Flows
For the Six Months Ended June 30, 2014 (Unaudited)

	For the Six Months Ended
	June 30
	2014	2013
(In thousands)	US$	US$

Operating Activities
Net Income	6,801	5,523
Adjustments to reconcile net income to
Net Cash provided by (used in) operating activities:
Depreciation	3,185	2,944
Amortization of prepaid lease	118	185
Deferred Income Tax	(366)	(391)
Provision for doubtful debts	2,164	1,868
Loss/(gain) on disposal of fixed assets	-	-
Stock-based compensation Cost	162	59
Changes in operating assets and liabilities
Restricted Cash	444	263
Accounts Receivable	(9,854)	(18,690)
Notes Receivable	3,757	6,851
Inventories	(8,467)	(11,618)
Prepaid Expenses	(2,714)	(4,967)
Other Receivable	(1,274)	(1,498)
Accounts Payable	2,162	8,029
Notes Payable	517	(819)
Income Tax	(878)	227
Advance From customers	(1,046)	1,340
Other liabilities	(2,258)	(39)
Net Cash provided by (used in) operating activities	(7,547)	(10,733)
Investing activities
Purchases of property, plant and equipment	(998)	(4,731)
Proceeds from sales of property, plant and equipment	-	-
Payment for construction in progress	(473)	(3,228)
Sell of short term investment	25,470	11,232
Increase in short term investment	(25,307)	(1,926)
Receipt of government grant for new plant construction	-	1,038
Net Cash provided by (used in) investing activities	(1,308)	2,385
Financing activities
Proceeds from bank loan	9,845	16,307
Repayment of bank loan	(10,885)	(11,702)
Proceeds from exercised stock option	16	181
Dividend paid	(1,303)	(973)
Net Cash provided by (used in) financing activities	(2,327)	3,813
Effect of exchange rate changes on cash	(155)	248
Net increase/(decrease) in cash and cash equivalents	(11,337)	(4,287)
Cash and Cash equivalents at beginning of year	24,582	18,510
Cash and Cash equivalents at end of year	13,245	14,223

Interest paid	876	1,274
Income Tax paid	2,561	1,260